UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                          Aronex Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   042666 20 6
                    ----------------------------------------
                                 (CUSIP Number)

                                Martin P. Sutter
                   Essex Woodlands Health Ventures IV, L.L.C.
                        2170 Buckthorne Place, Suite 170
                           The Woodlands, Texas 77380
                                 (281) 367-9999
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 23, 1999
             -----------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                   -----------------------------
CUSIP No.          042666 20 6                           Page 2 of 8 Pages
--------------------------------                   -----------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Essex Woodlands Health Ventures IV, LLC
          Federal ID number:  76-0573196
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)    /_/

                                                                    (b)    /x/
--------------------------------------------------------------------------------
3      SEC USE ONLY
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4      SOURCE OF FUNDS*
                WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR  2(e)                                                 /_/
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6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                             -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                  2,285,715 shares of Common Stock (1)
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                                -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         2,285,715 shares of Common Stock (1)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,285,715 shares of Common Stock (1)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         /_/
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   10.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
                   OO; Limited Liability Company
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 2,285,715 shares of Common Stock owned by Essex Woodlands Health Ventures Fund IV, L.P., of which Essex Woodlands Health Ventures IV, LLC is the general partner.

SCHEDULE 13D

--------------------------------                       -------------------------
CUSIP No.          042666 20 6                             Page 3 of 8 Pages
--------------------------------                       -------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Essex Woodlands Health Ventures Fund IV, L.P.
                   Federal ID number:    76-0573196
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     /_/

                                                                  (b)     /x/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR  2(e)                                          /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                                -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                         2,285,715 shares of Common Stock
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                                  -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         2,285,715 shares of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,285,715 shares of Common Stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   10.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
                   PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page4 of 8 Pages


                         ORIGINAL REPORT ON SCHEDULE 13D


Item 1.      Security and Issuer

       This statement relates to the shares of common stock, par value $.001 ("Common Stock"), of Aronex Pharmaceuticals, Inc., a Delaware corporation (the "Corporation"), which has its principal executive offices at 8707 Technology Forest Place, The Woodlands, Texas 77381-1191.

Item 2.      Identity and Background

       (a) This statement is being filed jointly by Essex Woodlands Health Ventures IV, LLC, a Delaware limited liability company and Essex Woodlands Health Ventures Fund IV, L.P., a Delaware limited partnership ("Fund IV"). Information provided in this Schedule 13D is as of the date of filing unless otherwise specified below.

       (b) Essex Woodlands Health Ventures IV, LLC. The business address of Essex Woodlands Health Ventures IV, LLC is 2170 Buckthorne Place, Suite 170, The Woodlands, Texas 77380. Essex Woodlands Health Ventures IV, LLC is engaged in the business of managing an investment portfolio.

       Information concerning each controlling persons of Essex Woodlands Health Ventures IV, LLC, which information is disclosed in response to Item 2 of General Instruction C to Schedule 13D, is attached hereto as Appendix A.

       (c) Essex Woodlands Health Ventures Fund IV, L.P. The business address of Fund IV is 2170 Buckthorne Place, Suite 170, The Woodlands, Texas 77380. Fund IV is engaged in the business of investing in healthcare and biotechnology companies. Essex Woodlands Health Ventures IV, LLC is the general partner of Fund IV.

       (d) During the last five years, neither Essex Woodlands Health Ventures IV, LLC or Fund IV, nor any of the individuals listed on Appendix A, have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

       (e) During the last five years, neither Essex Woodlands Health Ventures IV, LLC or Fund IV, nor any of the individuals listed on Appendix A, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.      Source and Amount of Funds or Other Consideration

       Essex Woodlands Health Ventures IV, LLC and Fund IV acquired beneficial ownership of 2,285,715 shares of Common Stock on Februrary 23, 1999 for $2.1875 per share in connection with the Corporation's registered public offering of an aggregate of 6,000,000 shares of Common Stock.

                                                            Page 5 of 8 Pages

Item 4.      Purpose of Transaction

       Essex Woodlands Health Ventures IV, LLC and Fund IV acquired the shares of Common Stock reported herein solely for the purpose of investment by Fund IV. Essex Woodlands Health Ventures IV, LLC and Fund IV may make additional purchases of shares of Common Stock either in the open market or in private transactions depending on the Corporation's business, prospects and financial condition, the market for the Common Stock, general economic conditions, money and stock market conditions and other future developments.

Item 5.      Interest in Securities of the Company

       There were 22,415,664 shares of Common Stock outstanding as of February 23, 1999, the closing date of the Corporation's public offering of 6,000,000 shares of Common Stock.

       Essex Woodlands Health Ventures IV, LLC and Fund IV are deemed to be the beneficial owners of the 2,285,715 shares of Common Stock owned directly by Fund IV, which shares constitute approximately 10.2% of the total issued and outstanding Common Stock as of February 23, 1999.

       (a) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for Essex Woodlands Health Ventures IV, LLC and Fund IV is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

       (b) There have been no reportable transactions with respect to the Common Stock within the last 60 days by Essex Woodlands Health Ventures IV, LLC and Fund IV except for the acquisition of beneficial ownership of Common Stock being reported on this Schedule 13D.

       (c) Essex Woodlands Health Ventures IV, LLC and Fund IV have the right to receive distributions from, and the proceeds from the sale of, the respective shares of Common Stock reported as owned directly by such persons on the cover pages of this Statement on Schedule 13D.

       (d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

       There are no contracts, arrangements, understandings or relationships among Essex Woodlands Health Ventures IV, LLC and Fund IV and between Essex Woodlands Health Ventures IV, LLC and Fund IV and any person with respect to any securities of Aronex Pharmaceuticals, Inc.

Item 7.      Material to be filed as Exhibits

       There are no written agreements, contracts, arrangements, understandings, plans or proposals relating to (i) the borrowing of funds to finance the purchase of shares of Common Stock, (ii) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure and (iii) the transfer or voting of the shares of Common Stock, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of an proxy.

       Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii)

                                                           Page 6 of 8 Pages

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 1999



                            ESSEX WOODLANDS HEALTH VENTURES IV, LLC



                            By:    /s/ Martin P. Sutter
                                   -------------------------------------------
                                     Name:  Martin P. Sutter
                                     Title:  Managing Director


                            ESSEX WOODLANDS HEALTH VENTURES FUND IV, L.P.

                            By: Essex Woodlands Health Ventures IV, LLC, its General Partner


                                       By:  /s/ Martin P. Sutter
                                           ----------------------------------
                                            Name:  Martin P. Sutter
                                            Title:  Managing Director

                                                             Page 7 of 8 Pages


                                   APPENDIX A

Essex Woodlands Health Ventures IV, L.L.C.

Executive Officers
------------------

James L. Currie                     Managing Director
Marc S. Sandroff                    Managing Director
Martin P. Sutter                    Managing Director


The address of James L. Currie is 190 South LaSalle Street, Suite 2800, Chicago, IL 60603.

The address of Marc S. Sandroff is 20 East Cedar, Atp. #14C, Chicago, IL 60611.

The address of Martin P. Sutter is c/o Essex Woodlands Health Ventures IV, L.L.C., 2170 Buckthorne Place, Suite 170, The Woodlands, Texas 77380.

Each of the executive offices above are citizens of the United States.

Although each of the Managing Directors above owns a one-third interest in Essex Woodlands Health Ventures IV, L.L.C., none of such persons individually control Essex Woodlands Health Ventures IV, L.L.C.

                                                          Page 8 of 8 Pages

EXHIBIT 99.1


         Pursuant to Rule 13d-1(k)(1)(iii) under Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the Schedule 13D to which this Agreement is attached, and any amendments thereto, may be filed on behalf of such person.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   March 5, 1999


                                ESSEX WOODLANDS HEALTH VENTURES IV, LLC



                                 By:    /s/ Martin P. Sutter
                                        ------------------------------------
                                        Name:  Martin P. Sutter
                                        Title:  Managing Director


                                ESSEX WOODLANDS HEALTH VENTURES FUND IV, L.P.

                                 By: Essex Woodlands Health Ventures IV, LLC, its General Partner



                                 By:    /s/ Martin P. Sutter
                                        -------------------------------------
                                        Name:  Martin P. Sutter
                                        Title:  Managing Director